SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 24 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 24, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on progressing options to stop the flow of oil from the well through interventions via the blow out preventer (BOP) and to collect the flow of oil from the leak points. These efforts are being carried out in conjunction with governmental authorities and other industry experts.

Plans continue to develop a so called "top kill" operation where heavy drilling fluids are injected into the well to stem the flow of oil and gas and ultimately kill the well. Successfully killing the well may be followed by cement to seal the well. Most of the equipment is on site and preparations continue for this operation, with a view to deployment in a few days.

This is a complex operation requiring sophisticated diagnostic work and precise execution. As a result, it involves significant uncertainties and it is not possible to assure its success or to put a definite timescale on its deployment.

Drilling of the first relief well, which began on May 2 continues as does drilling of a second relief well, begun on May 16. Each of these wells is estimated to take some three months to complete from the commencement of drilling.

Work goes on to optimise the oil and gas collected from the damaged riser through the riser insertion tube tool (RITT). The collection rate continues to vary, primarily due to the flow parameters and physical characteristics within the riser.

In the period from May 17th to May 23rd, the daily oil rate collected by the RITT has ranged from 1,360 barrels of oil per day (b/d) to 3,000 b/d, and the daily gas rate has ranged from 4 million cubic feet per day (MMCFD) to 17 MMCFD.

In the same period, the average daily rate of oil and gas collected by the RITT containment system at the end of the leaking riser has been 2,010 barrels of oil per day (BOPD) and 10 MMCFD of gas. The oil is being stored and gas is being flared on the drillship Discoverer Enterprise, on the surface 5,000 feet above.

The RITT remains a new technology and both its continued operation and its effectiveness in capturing the oil and gas remain uncertain.

The US Government has appointed a flow rate technical team (FRTT) to determine the well flow rate. The FRTT includes the US Coast Guard, NOAA, MMS, Department of Energy and the US Geological Survey.  BP will continue to promptly provide all information necessary to make as accurate an assessment as possible of the rate of flow.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. Over 1,100 vessels are involved in the response effort, including skimmers, tugs, barges and recovery vessels.

Intensive operations to skim oil from the surface of the water have now recovered, in total, some 243,000 barrels (10.2 million gallons) of oily liquid. The total length of boom deployed as part of efforts to prevent oil reaching the coast is now nearly 2.5 million feet, including over 730,000 feet of sorbent boom.

In total, over 22,000 personnel from BP, other companies and government agencies are currently involved in the response to this incident. So far 23,000 claims have been filed and 9,000 have already been paid.

The cost of the response to date amounts to about $760 million, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid and federal costs. It is too early to quantify other potential costs and liabilities associated with the incident.

--

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center:+1 985-902-5231
www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary